FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
 For the month of October 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:
An announcement regarding discloseable connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 14, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

Discloseable and Connected Transactions

• On 13 October 2014, the Company entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to such Transfer Agreements, the Company proposes to acquire from Huaneng Group the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests at a total price of RMB7,337,647,400, and also to acquire from HIPDC the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests at a total price of RMB1,938,178,900. The Company will pay all such consideration in cash with its own funds.

• Huaneng Group is the ultimate controlling shareholder of the Company. As of 30 September 2014, Huaneng Group holds a 51.98% direct interest and a 5% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds 36.05% interests in the Company. Huaneng Group also holds a 11.06% direct interest in the Company and holds a 3.36% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect interest in the Company through Huaneng Capital Services (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Under the Hong Kong Listing Rules, Huaneng Group, HIPDC and their associates are connected persons of the Company. The Transfers to be conducted by the Company with Huaneng Group and HIPDC constitute discloseable and connected transactions of the Company.

• The aggregate amount of the Transfers is RMB9,275,826,300 pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the scale of the Transfers, in aggregate, are more than 5% but less than 25%, the Transfers are subject to the reporting, announcement, annual review requirement and shall be in compliance with the Independent Shareholders’ approval requirements set out in the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an Extraordinary General Meeting on 28 November 2014 to seek the Independent Shareholders’ approval to the discloseable and connected transactions contemplated under the Transfer Agreements.

The Independent Board Committee of the Company will advise the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transfer Agreements and will appoint Guotai Junan as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transfer Agreements.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of the discloseable and connected transactions contemplated under the Transfer Agreements, the letter from the Independent Board Committee and the advice of Guotai Junan to the shareholders as soon as possible but in any event not later than 13 November 2014.

BACKGROUND

On 13 October 2014, the Company entered into the Huaneng Group Interests Transfer Agreement with Huaneng Group, and the HIPDC Interests Transfer Agreement and the Chaohu Power Interests Transfer Agreement with HIPDC. Pursuant to such Transfer Agreements, the Company proposes to acquire from Huaneng Group the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests at a total price of RMB7,337,647,400, and also to acquire from HIPDC the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests at a total price of RMB1,938,178,900. The Company will pay all such consideration in cash with its own funds.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HIPDC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China. It is one of the largest listed power producers in China, with a controlled generation capacity of 66,888 MW.

Huaneng Group is principally engaged in the operation and management of industrial investments; the development, investment, construction, operation and management of power sources; the organization of the generation and sale of (thermal) power; and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC is a Sino-foreign equity joint venture approved by the State Council to develop, construct and operate power plants across the nation.

Huaneng Group is the ultimate controlling shareholder of the Company. As of 30 September 2014, Huaneng Group holds a 51.98% direct interest and a 5% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds 36.05% interests in the Company. Huaneng Group also holds a 11.06% direct interest in the Company and holds a 3.36% indirect interest in the Company through Huaneng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect interest in the Company through Huaneng Capital Services (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

As of 30 September 2014, the relationship between the Company, Huaneng Group and HIPDC as well as the shareholding structures of the Target Companies are illustrated as follows:

* Huaneng Group, through Huaneng HK, indirectly holds 100% of Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

** Huaneng Group holds an 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% indirect interests in the Company through Huaneng HK, Huaneng Capital Services Co. Ltd. and China Huaneng Finance Corporation Limited, respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group, HIPDC and their respective associates are connected persons of the Company and the Transfers to be conducted by the Company with Huaneng Group and HIPDC constitute discloseable and connected transactions of the Company.

HUANENG GROUP INTERESTS TRANSFER AGREEMENT

The Huaneng Group Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and Huaneng Group.

Major terms of the Huaneng Group Interests Transfer Agreement:

Date: 13 October 2014

Parties: Seller: Huaneng Group
Buyer: The Company

Interests to be acquired: Huaneng Group Interests

Consideration: Consideration for acquiring the Huaneng Group Interests is RMB7,337,647,400 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation: (i) the undistributed profits of the Target Companies as of the appraisal base date (i.e. 31 May 2014) and the corresponding portions of the Target Interests to which the Company shall be entitled, whether or not the same was declared before or after the Completion; and (ii) the profit and loss of the relevant Target Companies arising from 1 June 2014 to the date of Completion and the corresponding portions of the Target Interests to which Huaneng Group shall be entitled and assumed

Mode of Payment: The Company will pay the consideration by way of cash to Huaneng Group with its own funds

Terms of Payment: Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according to the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion: : Subject to satisfaction or waiver of all the conditions precedent set out in the Huaneng Group Interests Transfer Agreement, and unless otherwise specified by the parties, Huaneng Group and the Company shall complete the transfer of the Huaneng Group Interests on 1 January 2015

Timing for transfer: The Company and Huaneng Group shall register the transfer of the Target Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Companies with the industrial and commercial administration bureau

Conditions precedent: (i) Conditions to the transfer of the Huaneng Group Interests for fulfillment by both the parties

: Both parties bear their respective obligations to procure the transfer of the Huaneng Group Interests and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by Huaneng Group and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the Huaneng Group Interests unless and until all the following conditions are satisfied or waived:

(a) the Huaneng Group Interests Transfer Agreement and the Transfers have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b) no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfers; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfers;

(c) all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Huaneng Group Interests Transfer Agreement and the Transfers have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

: (ii) Conditions to the transfer of the Huaneng Group Interests for fulfillment by Huaneng Group

: The obligations of Huaneng Group to complete the transfer of the Huaneng Group Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by Huaneng Group to the extent permitted by law:

(a) the representations and warranties made by the Company in the Huaneng Group Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) the Company has performed and observed the terms under the Huaneng Group Interests Transfer Agreement to be performed and observed on its part in all material respects.

: (iii) Conditions to the transfer of the Huaneng Group Interests for fulfillment by the Company

: The obligations of Company to complete the transfer of the Huaneng Group Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a) the representations and warranties made by Huaneng Group in the Huaneng Group Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) Huaneng Group has performed and observed the terms under the Huaneng Group Interests Transfer Agreement to be performed and observed on its part in all material respects.

Effectiveness: The Huaneng Group Interests Transfer Agreement shall become effective upon being duly signed by the parties on 13 October 2014.

Indemnity: Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Huaneng Group Interests Transfer Agreement.

HIPDC INTERESTS TRANSFER AGREEMENT

The HIPDC Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and HIPDC.

Major terms of the HIPDC Interests Transfer Agreement:

Date: 13 October 2014

Parties: Seller: HIPDC
Buyer: The Company

Interests to be acquired: HIPDC Interests

Consideration: Consideration for acquiring the HIPDC Interests is RMB940,245,200 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation : (i) the undistributed profits of the Target Companies as of the appraisal base date (i.e. 31 May 2014) and the corresponding portions of the Target Interests to which the Company shall be entitled, whether or not the same was declared before or after the Completion; and (ii) the profit and loss of the relevant Target Companies arising from 1 June 2014 to the date of Completion and the corresponding portions of the Target Interests to which HIPDC shall be entitled and assumed

Mode of Payment: The Company will pay the consideration by way of cash to HIPDC with its own funds

Terms of Payment: Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according to the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion: Subject to satisfaction or waiver of all the conditions precedent set out in the HIPDC Interests Transfer Agreement and unless otherwise specified by the parties, HIPDC and the Company shall complete the transfer of HIPDC Interests on 1 January 2015

Timing for transfer: The Company and HIPDC shall register the transfer of the Target Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Companies with the industrial and commercial administration bureau

Conditions precedent: (i) Conditions to the transfer of the HIPDC Interests for fulfillment by both parties

: Both parties bear their respective obligations to procure the transfer of the HIPDC Interests and shall make their best efforts to satisfy the following conditions (where any or all of which may be wholly or partly waived by HIPDC and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the HIPDC Interests unless and until all the following conditions are satisfied or waived:

(a) the HIPDC Interests Transfer Agreement and the Transfers have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b) no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfers; and no court of competent jurisdiction has released any order or injunction that prevents the completion of the Transfers;

(c) all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the HIPDC Interests Transfer Agreement and the Transfers have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

: (ii) Conditions to the transfer of HIPDC Interests for fulfillment by HIPDC

: The obligations of HIPDC to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by Huaneng Group to the extent permitted by law:

(a) the representations and warranties made by the Company in the HIPDC Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) the Company has performed and observed the terms under the HIPDC Interests Transfer Agreement to be performed and observed on its part in all material respects.

: (iii) Conditions to the transfer of HIPDC Interests for fulfillment by the Company

: The obligations of Company to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a) the representations and warranties made by HIPDC in the HIPDC Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) HIPDC has performed and observed the terms under the HIPDC Interests Transfer Agreement to be performed and observed on its part in all material respects.

Effectiveness: The HIPDC Interests Transfer Agreement shall become effective upon being duly signed by the parties on 13 October 2014.

Indemnity: Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the HIPDC Interests Transfer Agreement.

CHAOHU POWER INTERESTS TRANSFER AGREEMENT

The Chaohu Power Interests Transfer Agreement was approved by the Board of the Company on 13 October 2014. On even date, such agreement was entered into between the Company and HIPDC.

Major terms of the Chaohu Power Interests Transfer Agreement:

Date: 13 October 2014

Parties: Seller: HIPDC
Buyer: The Company

Interests to be acquired: Chaohu Power Interests

Consideration: Consideration for acquiring the Chaohu Power Interests is RMB997,933,700 which is agreed by both parties based primarily on the following factors, having regard to the results of the asset appraisal reports and after arm’s length negotiation : (i) the undistributed profits of Chaohu Power as of the appraisal base date (i.e. 31 May 2014) and the corresponding portion of the Target Interest to which the Company shall be entitled, whether or not the same was declared before or after the Completion; and (ii) the profit and loss of Chaohu Power arising from 1 June 2014 to the date of Completion and the corresponding portion of the Target Interest to which the Company shall be entitled and assumed

Mode of Payment: The Company will pay the consideration by way of cash to HIPDC with its own funds

Terms of Payment: Unless otherwise agreed between the parties, the Company shall pay the consideration in three stages according the ratios of 50%, 20% and 30%, of which the first payment shall be payable within 5 working days after Completion, the second payment shall be payable within 3 months from Completion and the third payment shall be payable within 6 months from Completion

Completion: Subject to satisfaction or waiver of all the conditions precedent set out in the Chaohu Power Interests Transfer Agreement, unless otherwise specified by the parties, HIPDC and the Company shall complete the transfer of Chaohu Power Interests on 1 January 2015

Timing for transfer: The Company and HIPDC shall register the transfer of the Chaohu Power Interests at the industrial and commercial administration bureau as soon as possible after the Completion and shall file the duly amended articles of association indicating the relevant equity interests of the Company in the Target Company with the industrial and commercial administration bureau

Conditions precedent: (i) Conditions to the transfer of the Chaohu Power Interests for fulfillment by both parties

: Both parties bear their respective obligations to procure the transfer of the Chaohu Power Interests and shall make their best efforts to satisfy the following conditions (any or all of which may be wholly or partly waived by HIPDC and the Company, as the case may be, to the extent permitted by law). Neither party shall have any obligation to complete the transfer of the Chaohu Power Interests unless and until all the following conditions are satisfied or waived:

(a) the Chaohu Power Interests Transfer Agreement and the Transfer have been approved by the internal decision-making bodies of both parties in accordance with necessary procedures pursuant to their respective articles of association and applicable laws and regulations;

(b) no government agency of competent jurisdiction has published or promulgated any law, rule or regulation that prohibits the completion of the Transfer; and no court of competent jurisdiction has released any order or injunction that prevents the completion of transfer of the Chaohu Power Interests;

(c) all necessary approvals, consents, filings and certificates required from governments or their designated authorities as well as all material third-party consents required for the Chaohu Power Interests Transfer Agreement and the Transfer have been obtained, except for legal proceedings that can only be attended to after the Completion in accordance with applicable laws and regulations and the documents derived therefrom.

: (ii) Conditions to the transfer of the Chaohu Power Interests for fulfillment by HIPDC

: The obligations of HIPDC to complete the transfer are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by HIPDC to the extent permitted by law:

(a) the representations and warranties made by the Company in the Chaohu Power Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) the Company has performed and observed the terms under the Chaohu Power Interests Transfer Agreement to be performed and observed on its part in all material respects.

: (iii) Conditions to the transfer of the Chaohu Power Interests for fulfillment by the Company

: The obligations of Company to complete the transfer of the Chaohu Power Interests are conditional upon the satisfaction of each of the following conditions on or before the Completion date, which conditions may be wholly or partly waived by the Company to the extent permitted by law:

(a) the representations and warranties made by HIPDC in the Chaohu Power Interests Transfer Agreement are true and accurate in all material respects and there are no material omissions as at the Completion date; and

(b) HIPDC has performed and observed the terms under the Chaohu Power Interests Transfer Agreement to be performed and observed on its part in all material respects.

Effectiveness: The Chaohu Power Interests Transfer Agreement shall become effective upon being duly signed by the parties on 13 October 2014.

Indemnity: Each party shall promptly indemnify and hold the other party harmless from and against any and all losses and expenses arising out of or in connection with its breach of any provisions (including any of its representations, warranties, commitments and undertakings) of the Chaohu Power Interests Transfer Agreement.

INFORMATION REGARDING THE TARGET COMPANIES

1. Hainan Power

Hainan Power is engaged in the investment, construction and operation of various types of power plants; the development of conventional and renewable energy; power plant engineering, procurement and construction as well as equipment maintenance service; and technical advisory service (operating by license whenever an administrative license is required). Hainan Power has a registered capital of RMB1,326,419,587.

Hainan Power is a joint stock limited company for private placement incorporated upon the approval of the Hainan Securities Commission in 1993 and registered on 12 January 1994. At the time of its incorporation, Hainan Power issued employee shares to the employees of its legal person shareholders. On 7 April 1997, the Hainan Securities Management Office issued the Official Reply on the Adjustment of the Share Capital of Hainan Nanshan Power Co., Ltd. (Qiong Zheng Ban [1997] No. 68), confirming the share capital structure of Hainan Power as follows: 152.1 million sponsor’s legal person shares (發起人法人股), representing 36.11% of the total share capital; 207.85 million non-sponsor’s legal person shares (非發起人法人股), representing 49.34% of the total share capital; 61.886 million internal employee shares (內部職工股), representing 14.55% of the total share capital. On 3 July 2001, the People’s Government of Hainan Province issued the Circular on Clarifying and Regulating the Issuance of Internal Employee Shares by Hainan Zhonghai Energy Co., Ltd. (Qiong Fu Han [2001] No. 46), which confirms that Hainan Power has prepared and maintained a register of all the legal person shareholders and internal employee shareholders in accordance with State regulations and has registered and put in trust all of its shares at the Hainan Securities Exchange Center. By doing so, the irregularities in the course of incorporation and operation of Hainan Power have been promptly corrected and standardized. In 2004, Huaneng Group acquired from 11 legal person shareholders of Hainan Power, including Hainan Provincial Electric Power Company, 51% of the total share capital of Hainan Power and therefore became the controlling shareholder of Hainan Power. In August 2013, Hainan Power increased its share capital pursuant to the resolution adopted at the 2012 annual general meeting to 1,326,419,587 shares, including 1,217,591,995 shares held by Huaneng Group, accounting for 91.8% of the total share capital. Currently, Huaneng Group holds 91.8% of the shares of Hainan Power, while other shareholders, including China Aviation Industry Renewable Energy Corporation, hold in aggregate 8.2% of the shares of Hainan Power.

Hainan Power has set up Haikou Plant, Dongfang Plant, Gezhen Hydropower, Wenchang Plant, Nanshan Plant and other branches engaging in power generation operations as well as Power Servicing Branch dealing with internal overhaul operations. In addition, Hainan Power holds 100% interests in Huaneng Wenchang Wind Power Generation Co., Ltd. (which has a registered capital of RMB1 million and has not actually engaged in any operating business) and

40% interests in Shanghai Ruining Shipping Co., Ltd. (which has a registered capital of RMB500 million and is mainly engaged in cargo transport).

Haikou Plant currently operates two 138 MW and two 330 MW condensing thermal power units which were put into operation in the years of 1999, 2000, 2006 and 2006 respectively; Dongfang Plant currently operates four 350 MW condensing thermal power units which were put into operation in the years of 2009, 2009, 2012 and 2012 respectively; Gezhen Hydropower currently runs two 40 MW hydropower units which were put into operation in the year of 2009; Wenchang Plant currently runs 33 wind power units with a total capacity of 49.5 MW, which were put into operation in the year of 2008; Nanshan Plant currently operates two gas-fired combined cycle power generation units with a total installed capacity of 132 MW, which were put into operation in the year of 2003 and 2003 respectively. All these power plants have obtained the electric power business license (《電力業務許可證》) issued by SERC, except Unit 4# of Dongfang Plant whose electric power business license is being renewed.

According to relevant regulations, existing coal-fired boilers and gas turbines of thermal plants have to achieve the emission limit values for flue dust, sulfur dioxide, nitrogen oxides and flue gas blackness as set forth in the Emission Standards of Air Pollutants for Thermal Power Plants (GB13223-2011) since 1 July 2014. Due to the power shortage in Hainan province, Units 4#, 5# and 9# of Haikou Plant and Unit 1# of Dongfang Plant have been temporarily left out of environmental transformation as per the instructions of the Hainan government for the purpose of ensuring power supply. Hainan Power will communicate with the Hainan government and complete the environmental transformation to achieve the pollutant emission standards as soon as possible, so as to avoid administrative penalties due to environmental issues.

Currently, Dongfang Plant, Haikou Plant and Gezhen Hydropower of Hainan Power are yet to apply for state-owned land use rights certificates covering a total area of approximately 6,388,000 sq. m. Of which, approximately 6,313,000 sq. m. of land owned by Gezhen Hydropower has obtained Approval in Relation to Land for the Second Phase Construction of Daguangba Hydraulic and Hydropower (Irrigation Area) Project 《關於大廣壩水利水電二期（灌區）工程建設用地的批覆》from the Ministry of Land and Resources. The relevant construction site will be provided to Gezhen Hydropower by way of allocation. Parcels of land parcel in aggregate of approximately 1,656,000 sq.m. held by Haikou Plant and Nanshan Plant are yet to pursue procedures for transferring ownership to them. Currently, the application for property ownership certificates in relation to the premises with total gross floor area of approximately 331,000 sq. m. owned by Haikou Plant, Dongfang Plant, Wenchang Plant, Gezhen Hydropower and Nanshan Plant of Hainan Power are yet to pursue. Currently, premises with total gross floor area of approximately 106 sq. m. owned by Nanshan Plant are yet to apply for transfer of ownership.

Below are the litigations or arbitrations ongoing or pending by or against Hainan Power initiated by third parties: (1) a lawsuit against Dongfang Plant over compensation claims for damage to underwater facilities; (2) an arbitration case instituted by Hainan Power against an electromechanical equipment company over a purchase and sale contract; (3) four lawsuits instituted by Guangdong Nanyue Bank Co., Ltd. against Zhuhai Jindian Fuel Co., Ltd. over loan contract disputes, in which Hainan Power is listed as co-defendant due to its execution of the Coal Purchase and Sale Contract with Zhuhai Jindian Fuel Co., Ltd.; (4) two cases of assisting with the freezing of the accounts receivable by Zhuhai Jindian Fuel Co., Ltd. from Hainan Power; and (5) a lawsuit against Hainan Power over contractual disputes with Qinzhou Yongsheng Petrochemical Co., Ltd. If any judicial or arbitral authority of competent jurisdiction awards any damages or costs against Hainan Power in the said lawsuits or arbitrations or being executed by judicial authority according to law, Huaneng Group would promptly and indemnify the Company for the losses it incurs in accordance with the Transfer Agreements after Hainan Power pays the damages or costs as required.

The target of the Transfer includes the Hainan Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Hainan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Hainan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Hainan Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided security for Hainan Power or appointed Hainan Power for entrusted financial management, nor is Hainan Power in possession of any funds of the Company.

2. Wuhan Power

Wuhan Power is engaged in businesses including the generation of thermal power and the integrated use of coal ash powder. Wuhan Power has a registered capital of RMB1,445,754,800.

The predecessor of Wuhan Power was Huazhong Huaneng Yangluo Power Plant. On 28 June 1995, the establishment of Wuhan Huazhong Huaneng Power Generation Co., Ltd. jointly initiated by Huaneng Power Generation Company, China Huazhong Power Group Company, Wuhan City Electric Power Development Company, Huaneng Group, Huazhong Power Development Company and Wuhan Tianli Property Development Company was approved by the Ministry of Power and Industry in the Circular [1995] No.386. In 2003, the State implemented structural reforms for the separation of power plants and grids. Huaneng Power Generation Company transferred its 38% interests to Huaneng Group, China Huazhong Power Group Company and Huazhong Power Development Company transferred their 33.25% and 1.75% interests respectively to Huaneng Group, while Wuhan Tianli Property Development Company and Wuhan City Electric Power Development Company transferred their 1.25% and 23.75% interests respectively to Wuhan Xinneng. Meanwhile, Wuhan Power was transformed into a limited liability company. At present, Huaneng Group and Wuhan Xinneng hold 75% and 25% of Wuhan Power respectively.

Currently, there are four 300 MW class condensing thermal power units and two 600 MW condensing thermal power units operating under Wuhan Power, which were put into operation in years of 1993, 1994, 1997, 1997, 2006 and 2006 respectively. Wuhan Power has obtained the Electric Power Business License 《電力業務許可證》 issued by SERC on 30 December 2009.

Currently, a parcel of land with total area of approximately 5,769,000 sq. m. owned by Wuhan Power is yet to pursue procedures for transfer of ownership to Wuhan Power, of which, a portion of land with an area of approximately 5,199,000 sq. m. has obtained an approval from Wuhan Xinzhou District Land and Resource Planning Bureau, giving consent to the continuous use of land by way of allocation. Wuhan Power currently owns a parcel of land of approximately 71,000 sq. m. which is pending application for state-owned land use rights certificates. Premises with floor area of approximately 17,000 sq. m. owned by Wuhan Power are yet to pursue procedures for transfer of ownership to Wuhan Power and premises with floor area of approximately 58,000 sq. m. are yet to pursue application procedures for property ownership certificates.

The targets of the Transfer includes the Wuhan Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Wuhan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Wuhan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Wuhan Xinneng has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Following the Completion, Wuhan Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided security for Wuhan Power or appointed Wuhan Power for entrusted financial management, nor is Wuhan Power in possession of any funds of the Company.

3. Suzhou Thermal Power

Suzhou Thermal Power is engaged in businesses including thermal power generation and steam production; the installation and maintenance of electromechanical equipment and pipelines and the sale of hot water, demineralized water and coal ash powder. Suzhou Thermal Power has a registered capital of RMB240 million.

The predecessor of Suzhou Thermal Power was Suzhou Huaneng Thermal Power Plant. On 15 September 1997, the plant was restructured into a limited liability company. After multiple increases of registered capital and share transfers, the current shareholding structure of Suzhou Thermal Power is as follows: 53.45% interests held by Huaneng Group; 30.31% by Suzhou Hi-Tech; and 16.24% by Changjiang Energy.

Currently, there are two 60 MW extraction condensing power units operating under Suzhou Thermal Power, which were put into operation in the second half of 2006. Suzhou Thermal Power has not obtained the Electric Power Business License (《電力業務許可證》) yet. On 15 March 2012, the Qualification Center of the Jiangsu Regulatory Specialist Office of SERC issued the relevant certificate, allowing the company to continue its power generation business.

Currently, premises with floor area of approximately 40,000 sq. m. owned by Suzhou Thermal Power are yet to pursue application procedures for Property Ownership Certificates.

The target of the Transfer include the Suzhou Thermal Power Interests held by Huaneng Group. Huaneng Group warrants that the ownership and title of the Suzhou Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Suzhou Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Suzhou Hi-Tech and Changjiang Energy have given their written consent to the Transfer and waived their pre-emptive rights with respect to the Transfer.

Following the Completion, Suzhou Thermal Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided security for Suzhou Thermal Power or appointed Suzhou Thermal Power for entrusted financial management, nor is Suzhou Thermal Power in possession of any funds of the Company.

4. Dalongtan Hydropower

Dalongtan Hydropower is engaged in businesses including hydropower development and power generation and operation. Dalongtan Hydropower has a registered capital of RMB76 million.

Dalongtan Hydropower was established in March 1999. Huaneng Group acquired from China Wallink its 97% interests in Dalongtan Hydropower at a price of RMB218 million in December 2009. At present, Huaneng Group and Enshi City Investment Company hold 97% and 3% of Dalongtan Hydropower respectively.

Currently, Dalongtan Hydropower mainly operates three 10 MW class hydropower units which were put into operation in the years of 2005, 2006 and 2006 respectively. Dalongtan Hydropower has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 21 April 2014.

Currently, premises with floor area of approximately 493 sq. m. owned by Dalongtan Hydropower are yet to pursue application procedures for Property Ownership Certificates.

The target of the Transfer includes the Dalongtan Hydropower Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Dalongtan Hydropower Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Dalongtan Hydropower Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Enshi City Investment Company has given its written consent to the Transfer and waived its pre-emptive right with respect to the Transfer.

Following the Completion, Dalongtan Hydropower will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided security for Dalongtan Hydropower or appointed Dalongtan Hydropower for entrusted financial management, nor is Dalongtan Hydropower in possession of any funds of the Company.

5. Hualiangting Hydropower

The scope of business of Hualiangting Hydropower includes normal operations (power generation and transfer) as well as water supply (irrigation). Hualiangting Hydropower has a registered capital of RMB50 million.

The predecessor of Hualiangting Hydropower was Anqing Hualiangting Hydropower Station of the Anhui Province. On 30 December 2011, the Anqing Municipal Government approved the transfer of the entire Hualiangting Hydropower Station to Huaneng Group without consideration in its Official Reply on the Transfer of the State-owned Assets of Anqing Hualiangting Hydropower Station Without Consideration (Yi Zheng Mi [2011] No.249). On 1 July 2012, Huaneng Group issued the Reply on the Restructuring of Hualiangting Hydropower Station, agreeing to restructure Hualiangting Hydropower Station into a corporate enterprise. At present, Hualiangting Hydropower is 100% owned by Huaneng Group.

Currently, there are four 10 MW hydropower generators operating under Hualiangting Hydropower, which were put into operation in the years of 1981, 1981, 1987 and 1987 respectively. Hualiangting Hydropower has obtained the Electric Power Business License (《電 力業務許可證》) issued by SERC on 23 May 2013.

Currently, premises with floor area of approximately 3,000 sq. m. owned by Hualiangting Hydropower are yet to pursue application procedures for Property Ownership Certificates.

The target of the Transfer includes the Hualiangting Hydropower Interests held by Huaneng Group. Huaneng Group warrants that the ownership of the Hualiangting Hydropower Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Hualiangting Hydropower Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Hualiangting Hydropower will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Hualiangting Hydropower or appointed Hualiangting Hydropower for entrusted financial management, nor is Hualiangting Hydropower in possession of any funds of the Company.

6. Chaohu Power

Chaohu Power is engaged in the construction and operation of power plants and related projects. Chaohu Power has a registered capital of RMB800 million.

As approved by the Ministry of Commerce in the Official Reply of the Ministry of Commerce Concerning the Approval of the Establishment of Huaneng Chaohu Power Generation Co., Ltd. (Shang Zi Pi [2007] No.1922), Chaohu Power was established by HIPDC on 2 November 2007. In 2009, the Department of Commerce of the Anhui Province issued the Official Reply Concerning the Approval of the Acquisition of Huaneng Chaohu Power Generation Co., Ltd. by Foreign Capital (Wan Shang Zi Zhi Zi [2009] No.685), approving the transfer by HIPDC of its 30% interests in Chaohu Power to Huainan Mining at a price of RMB445,408,530 and its 10% interests in Chaohu Power to Huaneng HK. At present, HIPDC, Huainan Mining and Huaneng HK hold 60%, 30% and 10% of Chaohu Power respectively.

Currently, Chaohu Power operates two 600 MW condensing thermal power units which were put into operation in the year of 2008. Chaohu Power has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 27 August 2010.

The target of the Transfer includes the Chaohu Power Interests held by HIPDC. HIPDC warrants that the ownership and title of the Chaohu Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Chaohu Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings. Huainan Mining and Huaneng HK have given their written consents to the Transfer and waived their pre-emptive rights with respect to the Transfer.

Following the Completion, Chaohu Power will become a majority-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company upon completion of relevant procedures, including the appointment of directors by the Company. The Company has not provided security for Chaohu Power or appointed Chaohu Power for entrusted wealth management, nor is Chaohu Power in possession of any funds of the Company.

7. Ruijin Power

Ruijin Power is engaged in the construction, operation and management of power plants and related projects (the abovementioned projects are carried out according to specific requirements of the state). Ruijin Power has a registered capital of RMB536,923,299.02.

Ruijin Power was established by HIPDC which, up to the date hereof, is the sole shareholder and holds 100% interests thereof.

Currently, Ruijin Power operates two 350 MW thermal power units, both of which were put into operation in 2008. Ruijin Power has obtained the Electric Power Business License (《電力業務許可證》) issued by SERC on 31 May 2010.

Premises with floor area of approximately 258 sq. m. owned by Ruijin Power are currently yet to pursue application for transfer of ownership to Ruijin Power and premises with floor area of approximately 63,000 sq. m. are currently undergoing application procedures for property ownership certificates.

The target of the Transfer includes the Ruijin Power Interests held by HIPDC. HIPDC warrants that the ownership and title of the Ruijin Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Ruijin Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Ruijin Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Ruijin Power or appointed Ruijin Power for entrusted financial management, nor is Ruijin Power in possession of any funds of the Company.

8. Anyuan Power

Anyuan Power is engaged in businesses including the construction, operation and management of power plants and related projects as well as the generation and distribution of electric power (unless otherwise specifically provided by national laws and regulations, those requiring pre-approval are to be operated by license). Anyuan Power has a registered capital of RMB125 million.

The predecessor of Anyuan Power was Pingxiang Anneng Power Plant. In August 2008, Jiangxi Provincial Investment Group Corporation issued the Reply on the Renaming of Pingxiang Anneng Power Plant (Gan Tou Dian Jing Zi [2008] No.18), approving the renaming of Pingxiang Anneng Power Plant to Pingxiang Anneng Power Generation Co., Ltd. In October 2008, the State-owned Assets Supervision and Administration Commission of the Jiangxi Province issued the Official Reply Concerning the Approval of the Transfer of Equity Interests of Pingxiang Anneng Power Generation Co., Ltd. by Agreement (Gan Guo Zi Chan Quan Zi [2008] No.340), approving the transfer of equity interests of Pingxiang Anneng Power Generation Co., Ltd. to HIPDC by way of agreement. At present, Anyuan Power is 100% owned by HIPDC.

The 125 MW and 135 MW thermal power units previously operated by Anyuan Power have been shut down. Currently, there are two 600 MW domestic supercritical coal-fired generating units being constructed by Anyuan Power.

Four parcels of land in the old plant of Anyuan Power with total area of approximately 1,670,000 sq. m. are currently pending application for transfer of ownership to Anyuan Power. Of which, land premium for approximately 1,340,000 sq. m. of land being transferred is outstanding. Currently, premises with total gross floor area of approximately 370 sq.m. owned by Anyuan Power have yet to be registered for transferring the ownership to Anyuan Power.

The target of the Transfer includes the Anyuan Power Interests held by HIPDC. HIPDC warrants that the ownership of the Anyuan Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Anyuan Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Anyuan Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Anyuan Power or appointed Anyuan Power for entrusted financial management, nor is Anyuan Power in possession of any funds of the Company.

9. Jingmen Thermal Power

Jingmen Thermal Power is engaged in businesses including thermal power, power development and power services. Jingmen Thermal Power has a registered capital of RMB780 million.

Jingmen Thermal Power was established by HIPDC which is currently the sole shareholder and holds 100% interests thereof.

Currently, there are two 350 MW domestic supercritical extraction condensing units being constructed by Jingmen Thermal Power.

The target of the Transfer includes the Jingmen Thermal Power Interests held by HIPDC. HIPDC warrants that the ownership of the Jingmen Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Jingmen Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Jingmen Thermal Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Jingmen Thermal Power or appointed Jingmen Thermal Power for entrusted wealth management, nor is Jingmen Thermal Power in possession of any funds of the Company.

10. Yingcheng Thermal Power

Yingcheng Thermal Power is engaged in businesses including the construction, operation and management of power plants as well as the generation and distribution of electric and heat power. Yingcheng Thermal Power has a registered capital of RMB41,976,700.

Yingcheng Thermal Power was established by HIPDC which is currently the sole shareholder and holds 100% interests in the company.

Yingcheng Thermal Power is currently constructing one 350 MW domestic supercritical thermal power generating unit and one 50 MW extraction back-pressure power unit.

The target of the Transfer includes the Yingcheng Thermal Power Interests held by HIPDC. HIPDC warrants that the ownership of the Yingcheng Thermal Power Interests is clearly defined and is not subject to any mortgage, pledge, lien, third party interest or any other circumstance that would prevent the transfer of the ownership thereof, and that the Yingcheng Thermal Power Interests are not the subject of any dispute, litigation, arbitration or other legal proceedings.

Following the Completion, Yingcheng Thermal Power will become a wholly-owned subsidiary of the Company and its financial data will be included in the consolidated financial statements of the Company. The Company has not provided security for Yingcheng Thermal Power or appointed Yingcheng Thermal Power for entrusted financial management, nor is Yingcheng Thermal Power in possession of any funds of the Company.

SUMMARY OF FINANCIAL INFORMATION OF THE TARGET COMPANIES

1. Hainan Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1549 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Hainan Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (on a consolidated basis) (audited) of Hainan Power are as follows:

Summary of Major Financial Information of Hainan Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	939,175.81	983,980.19
Total liabilities	713,072.99	705,923.20
Net assets	226,102.82	278,056.99

	For the year of 2013	5-month period ended 31 May 2014

Operating income	626,738.52	272,946.52
Total profit	112,402.79	70,336.13
Net profit	82,885.04	51,954.17
Net profit less non-recurring gains/losses	91,462.45	52,093.16

The unaudited total profit and unaudited net profit (each on a consolidated basis) of Hainan Power for the year 2012 are RMB715.3662 million and RMB607.7531 million respectively.

2. Wuhan Power

In accordance with the KPMG HZ Shen Zi No. 1401737 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Wuhan Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Wuhan Power are as follows:

Summary of Major Financial Information of Wuhan Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	539,895.52	508,831.35
Total liabilities	418,934.70	360,940.25
Net assets	120,960.82	147,891.10

	For the year of 2013	5-month period ended 31 May 2014

Operating income	449,290.27	175,622.29
Total profit	79,847.82	35,871.48
Net profit	78,874.66	26,930.28
Net profit less non-recurring gains/losses	79,950.40	26,823.70

The unaudited total profit and unaudited net profit of Wuhan Power for the year 2012 are RMB280.8759 million and RMB280.8998 million respectively.

3. Suzhou Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401735 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Suzhou Thermal Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Suzhou Thermal Power are as follows:

Summary of Major Financial Information of Suzhou Thermal Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	70,422.44	61,746.06
Total liabilities	38,092.07	26,859.51
Net assets	32,330.37	34,886.55

	For the year of 2013	5-month period ended 31 May 2014

Operating income	48,454.60	20,203.23
Total profit	6,380.54	3,405.53
Net profit	4,780.73	2,556.18
Net profit less non-recurring gains/losses	4,730.32	2,597.77

The unaudited total profit and unaudited net profit of Suzhou Thermal Power for the year 2012 are RMB47.1525 million and RMB35.0885 million respectively.

4. Dalongtan Hydropower

In accordance with the KPMG HZ Shen Zi No. 1401739 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Dalongtan Hydropower ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Dalongtan Hydropower are as follows:

Summary of Major Financial Information of Dalongtan Hydropower

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	33,729.93	33,259.31
Total liabilities	24,476.29	24,900.99
Net assets	9,253.64	8,358.32

	For the year of 2013	5-month period ended 31 May 2014

Operating income	3,651.04	1,448.36
Total profit/loss	4,421.52	(895.32)
Net profit/loss	4,130.46	(895.32)
Net profit/loss less non-recurring gains/losses	4,122.29	(895.32)

The unaudited total profit and unaudited net profit (each on a consolidated basis) of Dalongtan Hydropower for the year 2012 are RMB18.4195 million and RMB18.4195 million respectively.

5. Hualiangting Hydropower

In accordance with the KPMG HZ Shen Zi No. 1401736 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Hualiangting Hydropower ended as of 31 December 2013 and 31 May 2014, the major financial indicators (consolidated) (audited) of Hualiangting Hydropower are as follows:

Summary of Major Financial Information of Hualiangting Hydropower

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	7,808.96	4,591.04
Total liabilities	4,423.19	4,214.67
Net assets	3,385.77	376.37

	For the year of 2013	5-month period ended 31 May 2014

Operating income	2,323.22	637.64
Total profit/loss	5.08	(3,009.40)
Net profit/loss	(43.74)	(3,009.40)
Net profit/loss less non-recurring gains/losses	(47.79)	(3,165.83)

The unaudited total loss and unaudited net loss (each on a consolidated basis) of Hualiangting Hydropower for the year 2012 are RMB1.272 million and RMB1.272 million respectively.

6. Chaohu Power

In accordance with the KPMG HZ Shen Zi No. 1401734 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Chaohu Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Chaohu Power are as follows:

Summary of Major Financial Information of Chaohu Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	311,166.45	302,976.26
Total liabilities	218,279.25	198,704.14
Net assets	92,887.20	104,272.12

	For the year of 2013	5-month period ended 31 May 2014

Operating income	256,031.17	98,299.86
Total profit	33,342.09	15,271.41
Net profit	23,723.27	11,384.92
Net profit less non-recurring gains/losses	27,584.58	13,440.40

The unaudited total profit and unaudited net profit of Chaohu Power for the year 2012 are RMB150.0457 million and RMB131.5979 million respectively.

7. Ruijin Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1552 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Ruijin Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Ruijin Power are as follows:

Summary of Major Financial Information of Ruijin Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	240,947.10	246,209.11
Total liabilities	220,034.54	220,837.08
Net assets	20,912.56	25,372.03

	For the year of 2013	5-month period ended 31 May 2014

Operating income	135,218.36	53,684.58
Total profit	8,430.57	4,459.47
Net profit	8,430.57	4,459.47
Net profit less non-recurring gains/losses	9,708.43	4,415.87

The unaudited total profit and unaudited net profit of Ruijin Power for the year 2012 are RMB1.3656 million and RMB1.3656 million respectively.

8. Anyuan Power

In accordance with the PwC ZT Te Shen Zi (2014) No. 1551 Audit Report issued by PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Anyuan Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Anyuan Power are as follows:

Summary of Major Financial Information of Anyuan Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	180,651.98	234,491.04
Total liabilities	193,273.30	244,444.47
Net assets	(12,621.32)	(9,953.43)

	For the year of 2013	5-month period ended 31 May 2014

Operating income	46,824.76	7,617.64
Total profit/loss	(9,224.97)	(4,752.11)
Net profit/loss	(9,224.97)	(4,752.11)
Net profit/loss less non-recurring gains/losses	(9,063.15)	(4,410.07)

The unaudited total profit and unaudited net profit of Anyuan Power for the year 2012 are RMB(64.0135) million and RMB(64.0135) million respectively.

9. Jingmen Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401738 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Jingmen Thermal Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Jingmen Thermal Power are as follows:

Summary of Major Financial Information of Jingmen Thermal Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	137,066.02	179,792.01
Total liabilities	117,940.67	141,039.66
Net assets	19,125.35	38,752.35

	For the year of 2013	5-month period ended 31 May 2014

Operating income	–	–
Total profit	–	–
Net profit	–	–
Net profit less non-recurring gains/losses	–	–

The unaudited total profit and unaudited net profit of Jingmen Thermal Power for the year 2012 are RMB0 and RMB0 respectively.

10. Yingcheng Thermal Power

In accordance with the KPMG HZ Shen Zi No. 1401740 Audit Report issued by KPMG Huazhen (Special General Partnership), which is qualified to practise securities and futures related businesses, on the financial statements of Yingcheng Thermal Power ended as of 31 December 2013 and 31 May 2014, the major financial indicators (audited) of Yingcheng Thermal Power are as follows:

Summary of Major Financial Information of Yingcheng Thermal Power

Unit: RMB10,000

Item	As of 31 December 2013	As of 31 May 2014

Total assets	72,200.33	114,460.58
Total liabilities	58,002.66	93,839.91
Net assets	14,197.67	20,620.67

	For the year of 2013	5-month period ended 31 May 2014

Operating income	–	–
Total profit	–	–
Net profit	–	–
Net profit less non-recurring gains/losses	–	–

The unaudited total profit and unaudited net profit of Yingcheng Thermal Power for the year 2012 are RMB0 and RMB0 respectively.

ASSETS VALUATION OF THE TARGET COMPANIES

1. Hainan Power

In accordance with the Asset Valuation Report Zhong He Ping Bao Zi (2014) No. BJV6008 issued by ZhongHe Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Hainan Power	278,056.79	462,500.69	184,443.90	66.33

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

Intangible assets–land use rights had a more significant appreciation upon valuation, which is mainly due to earlier acquisition of land parcels to be valued and increase in land value in recent years. This valuation covered land use rights of 37 parcels of land, of which 32 parcels of land within the scope of the present valuation were valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same appraisal Base Date, same valuation objective and same scope of valuation. Two residential cases corresponded to land use rights, and were consolidated into the corresponding fixed assets in the valuation; the remaining three cases mainly involved land acquisition and demolition costs for the preliminary stage of power plant projects, and the verified book value was used as the appraised value.

2. Wuhan Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 216A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Wuhan Power	147,891.10	361,083.56	213,192.46	144.16

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of 34 parcels of land, of which 29 parcels of land within the scope of the present valuation were valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation; land use right certificates had not been applied for the remaining 5 parcels of land as at the valuation Base Date, and the verified book value was used as the appraised value.

3. Suzhou Thermal Power

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-3 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Suzhou Thermal Power	34,886.55	49,667.17	14,780.62	42.37

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of one parcel of land within the scope of the present valuation, which was valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd.. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation.

4. Dalongtan Hydropower

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 219A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Dalongtan Hydropower	8,200.45	18,232.70	10,032.25	122.34

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

Intangible assets–land use rights had a more significant appreciation upon valuation. The main reason of appreciation was due to early acquisition of land and increase in land value in recent years. This valuation covered land use rights of one parcel of land within the scope of the present valuation, which was valued by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd.. The conclusion of the valuation made reference to the valuation results of a land valuation report prepared by Beijing Zhongdi Land and Real Estate Appraisal Co. Ltd. under the same valuation Base Date, same valuation objective and same scope of valuation.

5. Hualiangting Hydropower

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-2 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Hualiangting Hydropower	374.89	3,362.06	2,987.17	796.81

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

The reason for more significant appreciation upon valuation of fixed assets and construction-in-progress is that the enterprise made full impairment provision for fixed assets and construction-in-progress according to accounting standards, however, the impacts of factors including severe non-operating redundant staff on the valuation of fixed assets and construction-in-progress were unable to be reasonably judged, as such, the present valuation adopted the reprovisioning cost method for the valuation of fixed assets and construction-in-progress based on the physical conditions of the assets.

6. Chaohu Power

In accordance with the Asset Valuation Report Zhong Feng Ping Bao Zi (2014) No. 034-1 issued by Beijing Sinotop Appraisal Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, the valuer adopted the asset-based approach and income approach for an overall valuation of Chaohu Power with the major assumptions of going concern and open market and, through analysis and comparison, has finally selected the results of the income approach as the final conclusion for valuation. The details are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Chaohu Power	104,272.12	166,322.28	62,050.16	59.51

Note: The valuation of shareholders’ total equity under the asset-based approach is RMB1,458,330,400.

(1) Determination of income period

Chaohu Power is a coal-fired power plant established for a long period of time and has better business prospects. As at the valuation Base Date and date of issuance of the valuation report, there is no evidence demonstrating that Chaohu Power may cease to operate at any time in the future. It is concluded that the income period of Chaohu Power is determined to be indefinite and the estimation period is from June 2014 to 2019.

(2) Income estimation

Main indicators involved in forecast of income of Chaohu Power are national average utilization hours of coal-fire power generating equipment, weighted house consumption rate, on-grid tariffs, etc. The valuer made final estimation on national average utilization hours of coal-fire power generating equipment by taking into consideration competition disadvantages and advantages of Chaohu Power and national average utilization hours in 2013 as well as Notice on Provincial Energy Conservation 2014 issued by Development and Reform Commission of Anhui Province and National Energy Administration and the actual situation of the future power market in Anhui province. Weighted self-consumption rate is determined by considering the actual situation in 2013. On-grid tariffs are determined by standard tariffs from the valuation Base Date to date of issuance of report.

 (3) Estimation of operating costs

After dividing operating costs into different items including fuel cost, material cost, employees’ salaries, depreciation cost, repair and maintenance cost, etc., estimations on cost items of Chaohu Power during the income period, such as fuel cost, are conducted by calculating historic power generation standard coal consumption rate and power generation standard coal price respectively, power generation standard coal consumption during the income period made reference to the indicator values in 2013 and January to

May 2014, power generation standard coal price took into consideration the historic situation by referring to the power generation standard coal price from January to May 2014 and the 2014 financial planning indicators, and made estimation on the volatility of coal price and power generation standard coal price to finally calculate and determine the fuel cost during the income period; costs of material and water are calculated by referring to historic power generation unit cost of power generators; depreciation and manufacturing costs are determined by analysing the costs incurred during 2013 and from January to May 2014; salaries and benefits are based on the amount incurred in 2013, the estimation period is calculated by referring to changes in average salaries in the Anhui power industry and circumstances that occurred in past years in the enterprise, and will remain unchanged after the estimation period; repair and maintenance costs are based on the enterprise’s estimation on the facilities to be repaired, a long-term ongoing basis is applied to determine such costs after the estimation period.

(4) Calculation of discount rate

On the basis of estimating the free enterprise cash flow during the estimation period of the entities valued, comparable WACC is calculated, the formula is detailed as follows:

WACC = K D x (1-T) x D/V + K E x E/V

where, WACC – Weighted Average Cost of Capital;
KD – Cost of Interest-bearing Debts;
KE – Cost of Equity;
D – Value of Interest-bearing Debts;
E – Value of Equity;
V = D + E;
T – Income Tax Rate of Entity Valued.

Calculation of WACC is made when: the ratios of Cost of Equity, Cost of Interest-bearing Debts and Interest-bearing Debts to Value of Equity are confirmed.

◆ Calculation of Cost of Equity (KE)

Calculation of Cost of Equity is made by using Capital and Asset Pricing Model (CAPM).

i.e. KE = RF + β (RM - RF) + α

where,	KE – Cost of Equity Capital;

RF – Risk-free Yield;

RM-RF – Equity Risk Premiums;

β – Beta;
α – Enterprise-specific Risks.

✧ Determination of Risk-free Yield

Treasury bond yields are commonly deemed as risk-free. It can be excluded from calculation as there is minimal risk of failing to redeem upon maturity. Risk-free Yield is based on the average yield-to-maturity of 29 treasury bonds with a term of 20 years or longer and with years to maturity of 10 years or longer on the valuation Base Date (or recently).

✧ Calculation of Equity Risk Premiums

Equity Risk Premiums (ERP) reflect the risk compensation required by investors due to investing in capital markets with higher risks (compared to bond markets with lower risks). China is an emerging market, where the history of stock market development is relatively shorter and there is higher level of volatility. The valuation made use of the statistics and adjustment approach from Aswath Damodaran, a well-known financial expert in the U.S., to estimate ERP. The basic formula is:

ERP = Stock Risk Premiums in developed stock market + National Risk Compensation

Stock Risk Premiums in developed stock market are calculated by the difference between the arithmetic average income of U.S. stocks and treasuries from 1928 to 2013, which is 6.29%. Moreover, according to Moody’s Investors Service, Chinese debts had a rating of Aa3 in 2013, which was 0.6% when converted into national default spread. Selected national risk compensation is 0.6%, therefore the value of ERP is 6.29% + 0.60% = 6.89%.

✧ Calculation of β

β reflects the extent of same-direction change between a stock and the market, the calculation model for β index is the market model:

Ri = α + βRm + ε

In the market model, β index is obtained through regression analysis between the rate of return of the market and the rate of return of the stock. In calculating the β index of the entity to be valued, the β index (excluding financial leverage) of the business sector to which the entity to be valued belongs is calculated on the basis of the β index (including financial leverage) from Wind, an information platform, of the selected sample, and the β index (including financial leverage) of the entity to be valued is calculated based on its capital structure.

Formulas to convert β index (including financial leverage) and β index (excluding financial leverage) are as follows:

βU = βL/[1+（1-T）×D/E]

in which,
βL: Beta (including financial leverage);
βU: Beta (excluding financial leverage);
T: Income Tax Rate;

✧ Adjustments on enterprise-specific risks

As the sample listed companies selected have a different operating environment from the entities valued, adjustments on enterprise-specific risks are made by taking into account the operating risks of the entities to be valued simultaneously.

✧ Calculation of cost of equity capital

Cost of equity capital of the entity valued is calculated through the above calculations and according to KE =RF +β（RM-RF）+α.

◆ Cost of interest-bearing debts

Cost of interest-bearing debts is determined in accordance with the amount of interest-bearing debts on the valuation Base Date of the entity valued.

◆ Determination of Weighted Average Cost of Capital (WACC)

WACC is calculated by determining the above indices and in accordance with the formula WACC = K D x (1-T) x D/V + K E x E/V

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

7. Ruijin Power

In accordance with the Asset Valuation Report Zhong Tian Hua Zi Ping Bao Zi [2014] No. 1252 issued by China Appraisal Associates, which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, and the detailed results of valuation by adopting the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Ruijin Power	25,372.03	34,055.28	8,683.25	34.22

The said Asset Valuation Report has been duly filed with relevant authorities for record in accordance with applicable laws.

8. Anyuan Power

In accordance with the Asset Valuation Report Zhong Tian Hua Zi Ping Bao Zi (2014) No. 1253 issued by China Appraisal Associates, which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, and the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Anyuan Power	(9,953.43)	(9,218.37)	735.06	7.38

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

9. Jingmen Thermal Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 218A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, and the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Jingmen Thermal Power	38,752.35	38,902.84	150.49	0.39

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

10. Yingcheng Thermal Power

In accordance with the Asset Valuation Report Da Zheng Hai Di Ren Ping Bao Zi (2014) No. 217A issued by Beijing Golden Standard & Headmen Appraisal and Advisory Co., Ltd., which is qualified to practise securities and futures related businesses, with 31 May 2014 as the Base Date, and the detailed valuation results based on the asset-based approach are as follows:

Unit: RMB10,000

	Book value of shareholders’ total equity	Appraised value of shareholders’ total equity	Difference	Appreciation rate (%)

Yingcheng Thermal	20,620.67	21,066.41	445.74	2.16

According to applicable laws, the said asset valuation report has been duly filed in compliance with state-owned asset appraisal procedure.

PRICING OF THE TRANSFERS

The pricing of the Transfers is determined by the parties through various rounds of negotiation by considering the production, operation and financial position, future planning for development and strategic synergy with the Company of each of the target assets, and based on comprehensive consideration of factors including the trend of the capital market, valuation of other companies in the same sector, valuation of past transactions and the results of the valuation of the target companies. The final transaction consideration for acquiring the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests was RMB7,337,647,400, and that for acquiring the Chaohu Power Interests, the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests was RMB1,938,178,900.

OTHER ARRANGEMENTS CONCERNING THE ACQUISITION OR SALE OF ASSETS

The Transfers do not involve the lease of land use rights. According to the arrangements contemplated under the relevant agreements, the parties have agreed that, unless otherwise agreed, the financings provided by Huaneng Group and HIPDC for the Target Companies and the security provided by Huaneng Group and HIPDC for the financings of the Target Companies will remain in effect until the contracts that have been executed are completed.

The Company has been strictly separate from Huaneng Group and HIPDC in terms of assets and financial matters, and the Transfers will not cause any change to such status. Upon completion of the Transfers, no senior officer of any of the Target Companies will also take managerial positions at Huaneng Group/HIPDC and the Company. The Company will further separate the Huaneng Group/HIPDC employees in the Target Companies from Huaneng Group/HIPDC as soon as possible after the completion of the Transfers in accordance with the provisions of applicable PRC laws, regulations and rules. The Transfers help further reduce the potential competition between the Company and its connected persons relating to the business currently conducted by the existing power plants.

PURPOSE OF THE TRANSFERS AND THE EFFECT ON THE COMPANY

The Transfers implement the Group’s commitment to support the development of the Company, which is conducive to further expanding the scale, increasing the market share and improving the competitiveness of the Company. Following completion of the Transfers, the Company will be able to further expand its business scale and geographical coverage, increase profitability, and gain a foothold in the power generation markets in Hainan and Anhui.

The assets to be acquired by the Company are located in Eastern China, Southern China and Central China, with promising prospects for development; and the assets acquired include both projects that have been put into operation and construction-in-progress projects, which will effectively maintain the sustainable development capacity and profitability of the Company at the same time.

After the completion of the Transfers, the Company can increase total installed capacity of 7,087.5 MW, equity-based installed capacity of 5,737.7 MW, and 2,300 MW of capacity under construction, with total thermal power installed capacity of 6,968 MW; and total hydropower installed capacity of 150 MW and wind power installed capacity of 49.5 MW.

Calculated in accordance with the China Accounting Standards for Business Enterprises, the total assets and total liabilities of the Target Companies of the Transfers amounted to RMB26,703,369,400 and RMB20,217,038,800 respectively as at 31 May 2014. From January to May 2014, the aggregate profit (after tax) of the Target Companies amounted to RMB886,281,900, the total profit (after tax) corresponding to the interest held by Huaneng Group amounted to RMB653,800,600, and the total profit (after tax) corresponding to the interest held by HIPDC amounted to RMB65,383,100. After the completion of the Transfers, the earnings of the Target Companies will change due to the actual market conditions.

If the financial statements of the Target Companies are prepared in accordance with the International Financial Reporting Standards, the depreciation and amortisation items in the financial statements will be different from those shown in the financial statements prepared in accordance with the China Accounting Standards for Business Enterprises, and financial data including net profit attributable to shareholders of the Company will therefore be different.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Under the Hong Kong Listing Rules, the Transfers constitute discloseable and connected transactions of the Company. The aggregate amount of the Transfers is RMB9,275,826,300 pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of the scale of the Transfers, in aggregate, are more than 5% but less than 25%, the Transfers are subject to the reporting, announcement, annual review requirement and shall be in compliance with the Independent Shareholders’ approval requirements set out in the Hong Kong Listing Rules.

The resolution relating to the Transfers was considered and approved at the second meeting of the eighth session of the Board of the Company convened on 13 October 2014. Messr. Cao Peixi, Guo Juming, Liu Guoyue, Li Shiqi, Huang Jian and Fang Xiaxia, all being Directors of the Company who are related to the Transfers, had abstained from voting on the board resolution relating to the Transfers. The resolution was voted by Directors who are not related to the Transfers. The Directors of the Company are of the view that the Transfer Agreements were entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

EXTRAORDINARY GENERAL MEETING

The Company will convene an Extraordinary General Meeting on 28 November 2014 to seek the Independent Shareholders’ approval to the discloseable and connected transactions contemplated under the Transfer Agreements. Huaneng Group, HIPDC and their associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 51.31% of the total issued shares of the Company as of 30 September 2014) will abstain from voting in the resolution with respect to the Transfers at the Extraordinary General Meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of Hong Kong Listing Rules.

The Independent Board Committee of the Company will advise the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transfer Agreements and will appoint Guotai Junan as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the discloseable and connected transactions contemplated under the Transfer Agreements.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall deliver a circular containing details of the discloseable and connected transactions contemplated under the Transfer Agreements, the letter from the Independent Board Committee and the advice of Guotai Junan to the shareholders as soon as possible but in any event not later than 13 November 2014.

DEFINITIONS

“Anyuan Power”: Huaneng Anyuan Power Generation Co., Ltd.;

“Anyuan Power Interests”: the 100% equity interests held by HIPDC in the registered capital of Anyuan Power;

“associate(s)”: has the meaning ascribed to it in the Hong Kong Listing Rules;

“Base Date”: 31 May 2014;

“Board”: the board of Directors of the Company;

“Changjiang Energy”: Jiangsu Changjiang Energy Conservation Industry Development Co., Ltd.;

“Chaohu Power”: Huaneng Chaohu Power Generation Co., Ltd.;

“Chaohu Power Interests”: the 60% equity interests held by HIPDC in the registered capital of Chaohu Power;

“Chaohu Power Interests Transfer Agreement”: the Agreement on the Transfer of 60% Equity Interests in Huaneng Chaohu Power Generation Co., Ltd. signed by and between the Company and HIPDC on 13 October 2014;

“China Wallink”: China Wallink Holding Group Co., Ltd.;

“Company”: Huaneng Power International, Inc.;

“Completion”: the completion of the Transfers;

“connected person(s)”: has the meaning ascribed to it under the Hong Kong Listing Rules;

“Dalongtan Hydropower”: Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd.;

“Dalongtan Hydropower Interests”: the 97% equity interests held by Huaneng Group in the registered capital of Dalongtan Hydropower;

“Director(s)”: the director(s) (including independent non-executive directors) of the Company;

“Dongfang Plant”: Dongfang Power Plant of Huaneng Hainan Power Inc.;

“Extraordinary General Meeting”: the 2014 third extraordinary general meeting to be convened by the Company on 28 November 2014 to seek the Independent Shareholders' approval to the discloseable and connected transactions contemplated under the Transfer Agreements;

“Gezhen Hydropower”: Gezhen Hydropower Plant of Huaneng Hainan Power Inc.;

“Guotai Junan”: Guotai Junan Capital Limited, a company licensed for Type 6 regulated activity (advising on corporate finance) under the SFO (Cap 571), i.e. to advise the Independent Board Committee and the Independent Shareholders on the connected transactions under the Transfer Agreements;

“Haikou Plant”: Haikou Power Plant of Huaneng Hainan Power Inc.;

“Hainan Power”: Huaneng Hainan Power Inc.;

 “Hainan Power Interests”: the 91.8% equity interests held by Huaneng Group in the registered capital of Hainan Power;

“HIPDC”: Huaneng International Power Development Corporation;

“HIPDC Interests”: the Ruijin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests owned by HIPDC;

“HIPDC Interests Transfer Agreement”: the transfer agreement in respect of the transfer of the HIPDC Interests signed by and between the Company and HIPDC on 13 October 2014;

“Hong Kong Listing Rules”: the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huainan Mining”: Huainan Mining (Group) Co., Ltd.;

“Hualiangting Hydropower”: Huaneng Hualiangting Hydropower Co., Ltd.;

“Hualiangting Hydropower Interests”: the 100% equity interests held by Huaneng Group in the registered capital of Hualiangting Hydropower;

“Huaneng Group”: China Huaneng Group;

“Huaneng Group Interests”: the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Interests, the Dalongtan Hydropower Interests and the Hualiangting Hydropower Interests owned by Huaneng Group;

“Huaneng Group Interests Transfer Agreement”: the transfer agreement in respect of the transfer of the Huaneng Group Interests signed by and between the Company and Huaneng Group on 13 October 2014;

“Huaneng HK”: China Hua Neng Group Hong Kong Limited;

“Independent Board Committee ”: a committee of the Board to be established for the purpose of considering the Transfers, comprising Li Zhengsheng, Qi Yudong, Zhang Shouwen, Yue Heng and Zhang Lizi, the independent non-executive Directors of the Company;

“Independent Shareholders”: Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the Transfers contemplated by the Transfer Agreements;

“Jingmen Thermal Power”: Huaneng Jingmen Thermal Power Co., Ltd.;

“Jingmen Thermal Power Interests”: the 100% equity interests held by HIPDC in the registered capital of Jingmen Thermal Power;

 “Nanshan Plant”: Nanshan Power Plant of of Huaneng Hainan Power Inc.;

“Power Servicing Branch”: Power Servicing Branch of Huaneng Hainan Power Inc.;

“PRC” or “China”: the People’s Republic of China;

“RMB”: Renminbi, the lawful currency of the PRC;

“Ruijin Power”: Huaneng Ruijin Power Generation Co., Ltd.;

“Ruijin Power Interests”: the 100% equity interests held by HIPDC in the registered capital of Ruijin Power;

“SERC”: the State Electricity Regulatory Commission;

“Stock Exchange”: The Stock Exchange of Hong Kong Limited;

“Suzhou Hi-Tech”: Suzhou New District New & Hi-Tech Industrial Co., Ltd.;

“Suzhou Thermal Power”: Huaneng Suzhou Thermal Power Co., Ltd.;

“Suzhou Thermal Power Interests”: the 53.45% equity interests held by Huaneng Group in the registered capital of Suzhou Thermal Power;

“Target Company(ies)”: Hainan Power, Wuhan Power, Suzhou Thermal Power, Dalongtan Hydropower, Hualiangting Hydropower, Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power, individually or collectively (as the case maybe);

“Target Interest(s)”: the Hainan Power Interest, the Wuhan Power Interest, the Suzhou Thermal Power Interest, the Dalongtan Hydropower Interest, the Hualiangting Hydropower Interest, the Chaohu Power Interest, the Ruijin Power Interest, the Anyuan Power Interest, the Jingmen Thermal Power Interest and the Yingcheng Thermal Power Interest, individually or collectively (as the case may be)

“Transfer Agreement(s)”: the Huaneng Group Interests Transfer Agreement, the HIPDC Interests Transfer Agreement or the Chaohu Power Interests Transfer Agreement, individually or collectively (as the case maybe);

“Transfer(s)”: the proposed acquisition by the Company of (1) the Hainan Power Interest owned by Huaneng Group; (2) the Wuhan Power Interest owned by Huaneng Group; (3) the Suzhou Thermal Power Interest owned by Huaneng Group; (4) the Dalongtan Hydropower Interest owned by Huaneng Group; (5) the Hualiangting Hydropower Interest owned by Huaneng Group; (6) the Chaohu Power Interest owned by HIPDC; (7) the Ruijin Power Interest owned by HIPDC; (8) the Anyuan Power Interest owned by HIPDC; (9) the Jingmen Thermal Power Interest owned by HIPDC; and (10) the Yingcheng Thermal Power Interest owned by HIPDC, individually or collectively (as the case may be);

“Wenchang Plant”: Wenchang Wind Power Plant of Huaneng Hainan Power Inc.;

“Wuhan Power”: Huaneng Wuhan Power Generation Co., Ltd.;

“Wuhan Power Interests”: the 75% equity interests held by Huaneng Group in the registered capital of Wuhan Power;

“Wuhan Xinneng”: Wuhan Xinneng Industrial Development Co., Ltd.;

“Yingcheng Thermal Power”: Huaneng Yingcheng Thermal Power Co., Ltd.; and

“Yingcheng Thermal Power Interests”: the 100% equity interests held by HIPDC in the registered capital of Yingcheng Thermal Power.

By order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As of the date of the announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director): Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)

Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, China
14 October 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 14, 2014